Exhibit A

Ceragon to Further Increase Airtel India’s 4G Network Capacity and Support Rural Network Expansion

April 24, 2020

Ceragon to Further Increase Airtel India’s 4G Network Capacity and Support Rural Network Expansion

Airtel selects Ceragon’s flexible wireless hauling solutions and services to expand its nation-wide 4G reach and lay foundation for 5G evolution

New Delhi and Little Falls, New Jersey, April  24, 2020 -  Bharti Airtel (BHARTIARTL; NSE), India’s largest integrated telecommunications company, and Ceragon Networks Ltd. (Ceragon; NASDAQ: CRNT), the #1 wireless hauling specialist, today announced that Bharti Airtel (“Airtel”), has selected Ceragon’s products and services for additional 4G network expansions beginning first quarter of 2020.

Airtel is looking to increase its network capacity to address growing demand for broadband amidst sharp rise in data consumption across India. Airtel is also looking to increase 4G network capacity in urban areas and expand its coverage in rural regions as well as prepare for its future evolution to 5G. Ceragon is working closely with Airtel to pursue rapid deployment of its microwave radios, as best it can, considering India’s recent temporary lockdown.

As a long standing Ceragon customer, Airtel selected Ceragon’s all-outdoor multicore solution and related services for the exceptional flexibility they offer for fast network deployment.

With Ceragon’s flexible wireless hauling solutions, using compact all-outdoor dual-carriers microwave radios, Airtel can quickly respond to surge in network capacity demands, and prepare for long-term network capacity growth. In fact, it can do so faster than ever before and with less costly site acquisitions thanks to a significantly reduced environmental footprint and energy consumption. Additionally, Airtel can improve efficiency of scarce backhaul spectrum via Ceragon’s multicore technology with up to 1Gbps capacity. With Ceragon’s proven professional services for its network deployment across numerous markets, Airtel can roll-out hundreds of sites each week.

“As an established strategic partner of Airtel for over a decade, Ceragon delivers innovative technology, products and services that enable us to achieve quick and dynamic network deployments”, said Randeep Sekhon, Chief Technology Officer of Airtel. “Ceragon’s wireless hauling solutions and services allow us to quickly adapt to our customers’ changing needs and deliver higher speeds with reliable, first-time-right rollouts.”

“Ceragon’s proven performance and reliability continue to make it’s multicore all-outdoor solutions and network rollout services the ideal, go-to-choice for operators worldwide who are looking to densify and expand their 4G networks, as well as evolve to 5G,” said Ira Palti, president and CEO of Ceragon. “The orders received are partially reflected in our Q1 results. Ceragon is committed to supporting Airtel during these challenging times, and as it continues to implement its long-term network development plan to gain market-share across India.”

About Bharti Airtel

Bharti Airtel Limited is a leading global telecommunications company with operations in 18 countries across Asia and Africa. Headquartered in New Delhi, India, the company ranks amongst the top 3 mobile service providers globally in terms of subscribers. In India, the company's product offerings include 2G, 3G and 4G wireless services, mobile commerce, fixed line services, high speed home broadband, DTH, enterprise services including national & international long distance services to carriers. In the rest of the geographies, it offers 2G, 3G, 4G wireless services and mobile commerce. Bharti Airtel had over 418 million customers across its operations at the end of December 2019. To know more please visit, www.airtel.com

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk of a disruption to our and our customers’ business related to the outbreak of the novel coronavirus (COVID-19) pandemic (“Coronavirus”); the risk of Macro-Economic downturn and slowdown of development and significant decline of business that can harm our and our customers’ ability to conduct or further develop our/their business, including, cancellation, suspension or reduction in the investment in new equipment purchase, postponement or cancellation of rollout of wireless networks, postponement in the transition to 5G technologies and in the introduction of new products and capabilities, inability to deliver and perform under our contracts, disruption to our supply chain and production capacity, adverse effect on our and our customers’ financial performance, cashflow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers; the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue as well as the expected revenue growth; risks associated with any failure to meet our product development timetable and specifications, and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.